SCHEDULE 13D

(Rule 13d-101)

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Clean Energy Fuels Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

184499 10 1

(CUSIP Number)

Robert L. Stillwell

BP Capital, L.P.

8117 Preston Road, Suite 260

Dallas, Texas 75225

Telephone: (214) 265-4165

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 25, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 184499 10 1

1	Name of Reporting Person S.S. Or I.R.S. Identification No. of Above Person Boone Pickens

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 32,927,208

	8	Shared Voting Power* 0

	9	Sole Dispositive Power 32,927,208

	10	Shared Dispositive Power* 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person* 32,927,208

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 43.9%

14	Type of Reporting Person IN

*SEE INSTRUCTIONS

CUSIP No. 184499 10 1

1	Name of Reporting Person S.S. Or I.R.S. Identification No. of Above Person Madeleine Pickens

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,900,000

	8	Shared Voting Power* 0

	9	Sole Dispositive Power 1,900,000

	10	Shared Dispositive Power* 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person* 1,900,000

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 3.2%

14	Type of Reporting Person IN

*SEE INSTRUCTIONS

This Amendment No. 2 to Schedule 13D (this “Schedule 13D”) amends and restates in their entirety the statements on Schedule 13D filed with the Securities and Exchange Commission on December 13, 2007, as amended by Amendment No. 1 filed on September 26, 2008, on behalf of Boone Pickens and Madeleine Pickens (each, a “Reporting Person” and collectively, the “Reporting Persons”) and is filed as a joint statement pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Item 1.	Security and Issuer

This Schedule 13D relates to the Common Stock, par value $0.0001 per share, of Clean Energy Fuels Corp., a Delaware corporation (the “Company”). Unless the context otherwise requires, references herein to the “Common Stock” are to such Common Stock of the Company. The address of the principal executive office of the Company is 3020 Old Ranch Parkway, Suite 400, Seal Beach, California 90740.

Item 2.	Identity and Background

(a)           This Schedule 13D is filed by the Reporting Persons, Boone Pickens and Madeleine Pickens.

(b)           The business address of each Reporting Person is 8117 Preston Road, Suite 260, Dallas, Texas 75225.

(c)           The principal business of Boone Pickens is to serve as Chairman and Chief Executive Officer of BP Capital, L.P. The principal business address of BP Capital, L.P. is 8117 Preston Road, Suite 260, Dallas, Texas 75225. Boone Pickens is also a director of the Company.

The principal business of Madeleine Pickens is managing her personal investments.

(d)           No Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the last five years.

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            Each Reporting Person is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

On September 24, 2008, Boone Pickens Interests Ltd. purchased an aggregate of 319,488 shares of Common Stock directly from the Company. The total amount of funds used to purchase such shares of Common Stock was $4,999,987.20. Such funds were loaned to Boone Pickens Interests Ltd. by Boone Pickens from his available funds.

With the exception of shares underlying stock options issued to Boone Pickens by the Company under the Company’s Amended & Restated 2006 Equity Incentive Plan, all other shares of Common Stock beneficially owned by the Reporting Persons, as well as the Warrant described below in Item 6, were acquired by the Reporting Persons prior to the initial public offering of the Company’s Common Stock in May 2006.

Item 4.	Purpose of Transaction

Boone Pickens may be deemed to control the Company, and he may seek to, and may, exercise control over or influence the control of the Company. Madeleine Pickens may be deemed to, and may, act in concert with Boone Pickens. The shares purchased for the accounts of Boone Pickens Interests Ltd. were purchased as an investment by Boone Pickens Interests Ltd. and may be used, in combination with other shares beneficially owned by the Reporting Persons, to control or influence the control of the Company.

The Reporting Persons intend to review their investments in the Company on a continuing basis. Depending on various factors, including, without limitation, the price and availability of shares, the Company’s results of operations, financial position and strategic direction, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, each of the Reporting Persons may in the future take such actions with respect to his or her investment in the Company as he or she deems appropriate, including the purchase of additional shares of Common Stock and/or related securities or the disposition of all or a portion of the shares of Common Stock that he or she now beneficially owns or may hereafter acquire. The Reporting Persons currently have no plans or proposals which relate to or would result in any of the actions set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D but they may at any time reconsider their position and formulate any such plans or proposals.

Item 5.	Interest in Securities of the Issuer

(a)           As of the date hereof, Boone Pickens beneficially owns an aggregate of 32,927,208 shares of Common Stock (which includes 1,319,488 shares of Common Stock beneficially owned by Boone Pickens Interests Ltd., as to which Boone Pickens expressly disclaims beneficial ownership, 68,000 shares of Common Stock issuable upon the exercise of stock options granted to him under the Company’s Amended & Restated 2006 Equity Incentive Plan which are currently exercisable and 15,000,000 shares of Common Stock issuable upon the exercise of the Warrant held by Mr. Pickens (see Item 6 below)) constituting approximately 43.9% of the shares of Common Stock outstanding. Boone Pickens expressly disclaims beneficial ownership of the shares of Common Stock beneficially owned by Madeleine Pickens.

As of the date hereof, Madeleine Pickens beneficially owns an aggregate of 1,900,000 shares of Common Stock, constituting approximately 3.2% of the shares of Common Stock outstanding. Madeleine Pickens expressly disclaims beneficial ownership of the shares of Common Stock beneficially owned by Boone Pickens.

The aggregate percentage of the shares of Common Stock outstanding beneficially owned by the Reporting Persons is based on 59,742,045 shares outstanding, which is the total number of shares of Common Stock outstanding as of November 5, 2009, as reported by the Company in its Quarterly Report filed on November 9, 2009 on Form 10-Q for the quarter ended September 30, 2009, plus, in the case of Boone Pickens, the number of shares issuable upon exercise of the Warrant and stock options granted to him under the Company’s Amended & Restated 2006 Equity Incentive Plan.

(b)           Boone Pickens has sole voting and sole dispositive power over 31,607,720 shares of Common Stock beneficially owned by him. Of these shares, 16,539,720 shares are owned directly by him, 68,000 shares are issuable to Boone Pickens upon the exercise of stock options granted to him under the Company’s Amended & Restated 2006 Equity Incentive Plan which are currently exercisable and 15,000,000 shares are issuable to Boone Pickens upon exercise of the Warrant (see Item 6 below). Boone Pickens disclaims any voting or dispositive power over the 1,319,488 shares of Common Stock owned directly by Boone Pickens Interests Ltd., and he disclaims beneficial ownership of these shares. Boone Pickens Interests Ltd. is a limited partnership, the limited partner interest in which is owned collectively by certain trusts for the benefit of various family members and other individuals. Boone Pickens is the settlor of such trusts.

Madeleine Pickens has sole voting and sole dispositive power over the 1,900,000 shares of Common Stock owned directly by her.

(c)           On December 10, 2009, stock options to purchase 38,725 shares of Common Stock from the Company vested pursuant to the original terms of the award. These stock options were granted to Boone Pickens, a director of the Company, by the Company under the Company’s Amended & Restated 2006 Equity Incentive Plan.

On January 2, 2010, stock options to purchase 29,275 shares of Common Stock from the Company vested pursuant to the original terms of the award. These stock options were granted to Boone Pickens, a director of the Company, by the Company under the Company’s Amended & Restated 2006 Equity Incentive Plan.

On January 25, 2010, Boone Pickens issued to certain employees of BP Capital Management options to purchase an aggregate of 450,000 shares of Common Stock from Mr. Pickens for an exercise price of $15.52 per share.  The options vest as to 20%, 40% and 40% of the total shares subject to the options upon the first, second and third anniversary of the date of grant, respectively. Each vested portion of the options will be forfeited on the first anniversary of the applicable vesting date if not exercised prior to such anniversary.

(d)           Boone Pickens Interests Ltd. has the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale from, the shares owned by it.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On January 25, 2010, Boone Pickens issued to certain employees of BP Capital Management options to purchase an aggregate of 450,000 shares of Common Stock from Mr. Pickens for an exercise price of $15.52 per share.  The options vest as to 20%, 40% and 40% of the total shares subject to the options upon the first, second and third anniversary of the date of grant, respectively. Each vested portion of the options will be forfeited on the first anniversary of the applicable vesting date if not exercised prior to such anniversary.  The foregoing description of the options issued by Mr. Pickens is qualified in its entirety by reference to the full text of the Form of Nonqualified Stock Option Agreement, a copy of which is filed as Exhibit 99.1 hereto.

On October 9, 2009, the Company issued to Boone Pickens stock options to purchase 400,000 shares of Common Stock at an exercise price of $14.06 per share.  The options vest as to 34% of the total shares subject to the options upon the first anniversary of the date of grant, and 33% on each anniversary thereafter until the options are fully vested, and expire on October 8, 2019. These stock options were granted to Mr. Pickens, a director of the Company, by the Company under the Company’s Amended & Restated 2006 Equity Incentive Plan.

On January 2, 2009, the Company issued to Boone Pickens stock options to purchase 86,103 shares of Common Stock at an exercise price of $6.33 per share.  The options vest as to 34% of the total shares subject to the options upon the first anniversary of the date of grant, and 33% on each anniversary thereafter until the options are fully vested, and expire on January 1, 2019. These stock options were granted to Mr. Pickens, a director of the Company, by the Company under the Company’s Amended & Restated 2006 Equity Incentive Plan.

On December 10, 2008, the Company issued to Boone Pickens stock options to purchase 113,897 shares of Common Stock at an exercise price of $5.09 per share.  The options vest as to 34% of the total shares subject to the options upon the first anniversary of the date of grant, and 33% on each anniversary thereafter until the options are fully vested, and expire on December 9, 2018. These stock options were granted to Mr. Pickens, a director of the Company, by the Company under the Company’s Amended & Restated 2006 Equity Incentive Plan.

The foregoing descriptions of the stock options issued to Boone Pickens by the Company are qualified in their entirety by reference to the full text of the Company’s Form of Notice of Stock Option Grant and Stock Option Agreement under the Amended & Restated 2006 Equity Incentive Plan, a copy of which is filed as Exhibit 99.5 to the Company’s Registration Statement on Form S-8 (File No. 333-145434).

On December 28, 2006, the Company issued to Boone Pickens a five-year warrant (the “Warrant”), exercisable immediately upon its issuance, to purchase up to 15,000,000 shares of Common Stock at an exercise price of $10.00 per share. The foregoing description of the Warrant is qualified in its entirety by reference to the full text of the Warrant to Purchase Common Stock, a copy of which is filed as Exhibit 10.26 to the Company’s Registration Statement on Form S-1/A dated March 27, 2007 (File No. 333-137124).

Pursuant to Rule 13d-1(k)(1) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this Schedule 13D, and any amendment or amendments hereto, a copy of which is filed as Exhibit 99.2 to the Reporting Persons’ Schedule 13D filed on December 13, 2007.

Item 7.	Material to be Filed as Exhibits

99.1         Form of Nonqualified Stock Option Agreement dated January 25, 2010.

99.2         Form of Notice of Stock Option Grant and Stock Option Agreement under the Company’s Amended & Restated 2006 Equity Incentive Plan (incorporated herein by reference to Exhibit 99.5 to the Company’s Registration Statement on Form S-8 (File No. 333-145434)).

99.3         Warrant to Purchase Common Stock (incorporated herein by reference to Exhibit 10.26 to the Company’s Registration Statement on Form S-1/A dated March 27, 2007 (File No. 333-137124)).

99.4         Joint Filing Agreement dated December 13, 2007 (incorporated herein by reference to Exhibit 99.2 to the Reporting Persons’ Schedule 13D filed on December 13, 2007).

99.5         Power of Attorney Granted by Madeleine Pickens.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: January 28, 2010

	By:	/s/ Boone Pickens
Name: Boone Pickens

	By:	/s/ Madeleine Pickens
Name: Madeleine Pickens

EXHIBIT INDEX

99.1         Form of Nonqualified Stock Option Agreement dated January 25, 2010.

99.2         Form of Notice of Stock Option Grant and Stock Option Agreement under the Company’s Amended & Restated 2006 Equity Incentive Plan (incorporated herein by reference to Exhibit 99.5 to the Company’s Registration Statement on Form S-8 (File No. 333-145434)).

99.3         Warrant to Purchase Common Stock (incorporated herein by reference to Exhibit 10.26 to the Company’s Registration Statement on Form S-1/A dated March 27, 2007 (File No. 333-137124)).

99.4         Joint Filing Agreement dated December 13, 2007 (incorporated herein by reference to Exhibit 99.2 to the Reporting Persons’ Schedule 13D filed on December 13, 2007).

99.5         Power of Attorney Granted by Madeleine Pickens.